UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Strathmore Minerals Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

862920

(CUSIP Number of Class of Securities)

Susan Garrod

12 Castle Street

St. Helier, Jersey

Channel Islands

JE2 3RT

With copies to:

D’Arcy Nordick

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON, M5L 1B9

Fax:  416-947-0866

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2010

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 862920

(1)	Name of Reporting Person Pala Investments Holdings Limited S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds WC (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Jersey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,909,091(1)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 10,909,091(1)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,909,091(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.81%(2)

(14)	Type of Reporting Person CO

(1) This total includes the common shares of Strathmore Minerals Corp. issuable upon exercise of the Warrants to purchase common shares of Strathmore Minerals Corp. held by the Reporting Persons.

(2) This percentage is calculated on a partially diluted basis based on 72,458,911 common shares of Strathmore Minerals Corp. outstanding as of November 30, 2009, as represented in the Subscription Agreement, plus 12,727,362 common shares issued pursuant to the private placement of Strathmore Minerals Corp on January 19, 2009, including the common shares issuable upon exercise of the Warrants owned by the Reporting Persons.

CUSIP No. 862920

(1)	Name of Reporting Person Vladimir Iorich S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds AF (see Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 10,909,091(1)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 10,909,091(1)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,909,091(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 12.81%(2)

(14)	Type of Reporting Person IN

(1) This total includes the common shares of Strathmore Minerals Corp. issuable upon exercise of the Warrants to purchase common shares of Strathmore Minerals Corp. held by the Reporting Persons.

(2) This percentage is calculated on a partially diluted basis based on 72,458,911 common shares of Strathmore Minerals Corp. outstanding as of November 30, 2009, as represented in the Subscription Agreement, plus 12,727,362 common shares issued pursuant to the private placement of Strathmore Minerals Corp on January 19, 2009, including the common shares issuable upon exercise of the Warrants owned by the Reporting Persons.

Item 1.    Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common shares (“Common Shares”) of Strathmore Minerals Corp. (the “Company”), a corporation incorporated under the laws of British Columbia, Canada.  The Company’s principal excutive offices are located at Suite 700, 1620 Dickson Avenue, Kelowna, BC, V1Y 9Y2.

Item 2.    Identity and Background

(a) This Statement is being filed jointly pursuant to Rule 13d-(1)(k) by:

(i) Pala Investments Holdings Limited, a corporation incorporated under the laws of Jersey, Channel Islands (“Pala”); and

(ii) Vladimir Iorich (“Iorich”).

Pala and Iorich are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1.

(b) The business address of Pala is 12 Castle Street, St. Helier, Jersey JE2 3RT. The business address of Iorich is Dammstrasse 19, Zug, Switzerland 6300.

(c) Pala is a U.S.$1.0 billion wealth-strategy investment company with a particular focus on mining and resource companies in both developed and emerging markets. Iorich is the indirect owner of Pala.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Citizenship of Iorich is Switzerland.

Information with respect to Pala’s directors and executive officers is set forth in Annex A to this Statement and is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration.

The Common Shares reported in this Statement (not including the 3,636,364 Common Share issuable upon the exercise of Common Share purchase warrants of the Company (the “Warrants”) also acquired by Pala) reported in this Statement, over which Pala has sole voting and dispositive power, were acquired by Pala at an aggregate cost of Cdn$3,999,999.85. The funds were provided by working capital of Pala.

Item 4.    Purpose of Transaction

Pala acquired the Common Shares and Warrants of the Company for investment purposes. The Reporting Persons may acquire additional Common Shares and/or Warrants of the Company, whether through prospectus offerings, on the open market, through private transactions or through other forms of acquisition, subject to market conditions.  In addition, the Reporting Persons may seek at any time to dispose all or a portion of the Common Shares and/or Warrants, through open market transactions, negotiated transactions or otherwise.

Pala currently has no plan or proposal with respect to the Company which relates to or could result in any of the matters listed in items 4(a)-(j) of Schedule 13D. The Reporting Persons continue to consider and evaluate strategic alternatives, including entering into transactions which may relate to or result in one or more events listed in items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5.    Interest in Securities of the Issuer

(a) As of January 19, 2010, Pala owned 7,272,727 Common Shares, representing approximately 8.92% of the outstanding Common Shares.  As of January 19, 2010, Pala also owned 3,636,364 Warrants to purchase 3,636,364 Common Shares of the Company within two years of the date hereof for CDN$0.75 per Common Share.

(b) Pala has the sole power to direct the voting and disposition of 10,909,091 Common Shares, including the Common Shares issuable upon exercise of the Common Share purchase warrants owned by Pala. By virtue of his position as the indirect owner of Pala, Iorich may be deemed to beneficially own the 10,909,091 Common Shares of the Company beneficially owned by Pala.

(c) Except as disclosed in this Item 5 of this Schedule 13D, neither Pala nor Iorich, nor, to the best knowledge of Pala and Iorich, any of the directors or executive officers of Pala has effected any transaction in the Company’s Common Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Common Shares and Warrants were purchased by Pala pursuant to a subscription agreement between Pala and the Company (the “Subscription Agreement”).  Pursuant to the Subscription Agreement Pala purchased 7,272,727 Common Shares and 3,636,364 Warrants to purchase Common Shares aggregate cost of Cdn$3,999,999.85.  Each Warrant entitles Pala to purchase one Common Share for a two year period for CDN$0.75.

Item 7.    Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated as of January 19, 2010.

Exhibit 99.2	Subscription Agreement dated as of January 19, 2010.

Exhibit 99.3	Press release dated January 21, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2010.

PALA INVESTMENTS HOLDINGS LIMITED

By:	(signed) “Susan Garrod”
Name: Susan Garrod
Title: Executive Director

By:	(signed) “Vladimir Iorich”
Name: Vladimir Iorich

Annex A

Information with respect to Pala’s directors and executive officers is set forth in Annex A to this Statement and is incorporated herein by reference.

Directors and Executive Officers of Pala

Name	Office Held at Pala	Common Shares Beneficially Owned
Susan Garrod	Director	Nil

David Hopkins	Director	Nil

Keith Mackenzie	Director	Nil

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement dated as of January 19, 2010.

Exhibit 99.2	Subscription Agreement dated as of January 19, 2010.

Exhibit 99.3	Press release dated January 21, 2010.